AMERICA MOVIL ACQUIRES INTEREST IN BCP

MEXICO CITY (MEXICO), August 29th, 2003. America Movil, S.A. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today that its offer to acquire an interest in Brazilian Wireless Company BCP S.A. has been accepted. The company's enterprise value, including debt and equity, was set at $625 million dollars. Such transaction is subject to regulatory approvals.

In like manner, America Movil announces that it has entered into an agreement with Telemar Norte Leste in which the latter has an option to acquire a stake in the capital of BCP, S.A.

Currently, BCP, S.A. has approximately 1.7 million subscribers and covers a population of around 19.2 million, operating in the metropolitan area of Sao Paulo.

About America Movil

America Movil is the leading provider of wireless services in Latin America. It has more than 36 million wireless subscribers across the continent.

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